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As filed with the Securities and Exchange Commission on October 19, 2011

Registration No. 333-177286

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 1
TO
FORM F-80

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

AGNICO-EAGLE MINES LIMITED
(Exact name of Registrant as specified in its charter))

Ontario, Canada	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7
(416) 947-1212
(Address and telephone number of Registrant's principal executive offices)

Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(212) 308-0132 (fax)
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Sean Boyd Agnico-Eagle Mines Limited 145 King Street East, Suite 400 Toronto, Ontario, Canada M5C 2Y7 (416) 947-1212	Patricia Olasker, Esq. Davies Ward Phillips & Vineberg LLP 1 First Canadian Place. Suite 4400 Toronto, Ontario, Canada M5X 1B1 (416) 863-0900

         Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

         This Registration Statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

EXPLANATORY NOTE

         This Post-Effective Amendment No. 1 amends the registration statement on Form F-80 filed with the U.S. Securities and Exchange Commission on October 13, 2011 (File No. 333-177286) (the "Registration Statement") solely for the purpose of adding an additional exhibit to the Registration Statement. No changes have been made to the prospectus that forms Part 1 of the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, Parts II and III of the Registration Statement and the exhibit hereto.

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

INDEMNIFICATION

        Under the BUSINESS CORPORATIONS ACT (Ontario), the Registrant may indemnify a present or former director or officer or person who acts or acted at the Registrant's request as a director or officer of another corporation of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of the Registrant or such other corporation on condition that (i) the director or officer acted honestly and in good faith with a view to the best interests of the Registrant and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Further, the Registrant may, with court approval, indemnify a person described above in respect of an action by or on behalf of the Registrant to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or an officer of the Registrant, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfils conditions (i) and (ii) above. A director is entitled to indemnification from the Registrant as a matter of right if he was substantially successful on the merits in his defense and fulfilled conditions (i) and (ii) above.

        In accordance with the BUSINESS CORPORATIONS ACT (Ontario), the by-laws of the Registrant indemnify a director or officer, a former director or officer, or a person who acts or acted at a Registrant's request as a director or officer of a corporation in which the Registrant is or was a shareholder or creditor against any and all losses and expenses reasonably incurred by him in respect of any civil, criminal, administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the Registrant or other corporation if he acted honestly and in good faith with a view to the best interests of the Registrant, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

        A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the by-laws of the Registrant and the BUSINESS CORPORATIONS ACT (Ontario).

        Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

II-1

 EXHIBITS

        The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description
2.1	Acquisition Agreement, dated September 19, 2011, between Agnico and Grayd*
2.2	Form of Lock-Up Agreement entered into between the Registrant and each of the directors and officers of Grayd*
3.1
Registrant's Annual Information Form, consisting of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, incorporated herein by reference to the Registrant's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "Commission") on March 28, 2011 (the "2010 Annual Report") (File no. 001-13422)
3.2
Audited consolidated financial statements of the Registrant, including the notes thereto, as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, together with the auditors' report thereon dated March 28, 2011, incorporated herein by reference to the 2010 Annual Report
3.3
Unaudited consolidated financial statements of the Registrant as at June 30, 2011 and for the three and six months ended June 30, 2011 and 2010 and related management's discussion and analysis of results of operations of the Registrant for the three and six months ended June 30, 2011 and 2010, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on August 12, 2011 (File no. 001-13422)
3.4
Management Proxy Circular prepared in connection with the Registrant's annual and special meeting of shareholders on April 29, 2011, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on March 29, 2011 (File no. 001-13422)
3.5	Press Release of the Registrant dated October 11, 2011*
3.6	Press Release of the Registrant dated October 19, 2011
4.1	Consent of Ernst & Young LLP*
4.2	Consent of Marc Legault*
4.3	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, Canada*
5.1	Powers of Attorney (included on the signature page of the Registration Statement (File No. 333-177286) filed October 13, 2011)

*
Previously filed with the Registration Statement (File No. 333-177286) filed October 13, 2011.

II-2

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

        The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.    Consent to Service of Process

        (a)  The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

        (c)  Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Toronto, Province of Ontario, Country of Canada, on October 19, 2011.

AGNICO-EAGLE MINES LIMITED
By:	/s/ AMMAR AL-JOUNDI Name: Ammar Al-Joundi Title: Senior Vice-President, Finance, and Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on October 19, 2011.

Name		Title
* Sean Boyd		Vice Chairman and Chief Executive Officer and Director (Principal Executive Officer)
/s/ AMMAR AL-JOUNDI Ammar Al-Joundi		Senior Vice-President, Finance, and Chief Financial Officer (Principal Financial and Accounting Officer)
* James D. Nasso		Chairman of the Board
* Leanne M. Baker		Director Authorized Representative in the United States
* Douglas R. Beaumont		Director
* Bernard Kraft		Director
* Mel Leiderman		Director
* Eberhard Scherkus		President and Chief Operating Officer and Director
* Howard Stockford, P. Eng.		Director
* Pertti Voutilainen		Director
* Clifford J. Davis		Director
* J. Merfyn Roberts		Director
* Martine A. Celej		Director
* Robert J. Gemmell		Director
* Dr. Sean Riley		Director
*By:	/s/ AMMAR AL-JOUNDI Ammar Al-Joundi Attorney-in-fact

 EXHIBIT INDEX

Exhibit No.	Description
2.1	Acquisition Agreement, dated September 19, 2011, between Agnico and Grayd*
2.2	Form of Lock-Up Agreement entered into between the Registrant and each of the directors and officers of Grayd*
3.1
Registrant's Annual Information Form, consisting of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, incorporated herein by reference to the Registrant's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "Commission") on March 28, 2011 (the "2010 Annual Report") (File no. 001-13422)
3.2
Audited consolidated financial statements of the Registrant, including the notes thereto, as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, together with the auditors' report thereon dated March 28, 2011, incorporated herein by reference to the 2010 Annual Report
3.3
Unaudited consolidated financial statements of the Registrant as at June 30, 2011 and for the three and six months ended June 30, 2011 and 2010 and related management's discussion and analysis of results of operations of the Registrant for the three and six months ended June 30, 2011 and 2010, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on August 12, 2011 (File no. 001-13422)
3.4
Management Proxy Circular prepared in connection with the Registrant's annual and special meeting of shareholders on April 29, 2011, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on March 29, 2011 (File no. 001-13422)
3.5	Press Release of the Registrant dated October 11, 2011*
3.6	Press Release of the Registrant dated October 19, 2011
4.1	Consent of Ernst & Young LLP*
4.2	Consent of Marc Legault*
4.3	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, Canada*
5.1	Powers of Attorney (included on the signature page of the Registration Statement (File No. 333-177286) filed October 13, 2011)

*
Previously filed with the Registration Statement (File No. 333-177286) filed October 13, 2011.

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PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
EXHIBITS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
  Item 1. Undertaking
  Item 2. Consent to Service of Process
SIGNATURES
EXHIBIT INDEX